UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

KIRBY CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	001-07615	74-1884980
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 Waugh Drive, Suite 1000
Houston, Texas 77007
(Address of principal executive offices, including zip code)

Amy D. Husted
Vice President–Legal
(713) 435-1000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act of 1934 (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Kirby Corporation (the “Company”) has determined that tin, tungsten, tantalum and/or gold may be necessary to the functionality or production of one or more products manufactured by the Company or contracted by the Company to be manufactured, and the Company has conducted in good faith a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, or are from a recycled or scrap source, and has conducted due diligence on the source and custody of those conflict minerals.  As a result, the Company is filing a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: http://kirbycorp.com/investor-relations/corporate-governance/.

Item 1.02 Exhibit

The Company’s Conflict Minerals Report is attached to this report as Exhibit 1.01.

Section 2—Exhibits

Item 2.01  Exhibits

Exhibit No.	Description

1.01*	Conflict Minerals Report of Kirby Corporation for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form SD.

Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KIRBY CORPORATION

	By:	/s/ C. Andrew Smith
	Name:	C. Andrew Smith
	Title:	Executive Vice President and Chief Financial Officer

Date: May 27, 2016

EXHIBIT INDEX

Exhibit No.	Description

1.01*	Conflict Minerals Report of Kirby Corporation for the year ended December 31, 2015 as required by Items 1.01 and 1.02 of this Form SD.

* Filed herewith.